GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

March 3, 2016

VIA EDGAR

Patrick Scott, Senior Counsel

Division of Investment Management, Disclosure Review Office No. 3

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:    Great-West Life & Annuity Insurance Company (“Registrant”)

   Initial Registration Statement on Form S-1

   File No. 333-[xxxxxx] (formerly File No. 333-190950)

Mr. Scott:

On March 3, 2016, the above-named Registrant filed one electronically formatted copy of the above-captioned initial registration statement (“Registration Statement”) under the Securities Act of 1933. This Registration Statement is similar in all material respects to the registration statement for File No. 333-190950, except as noted below. The prior registration statement will be deemed terminated as of the date of effectiveness of this Registration Statement, and the Registrant is carrying over previously paid filing fees pursuant to Rule 415(a)(6).

The Registration Statement contains only the following changes that could be deemed material changes to the prospectus contained within the prior registration statement:

1.	The incorporation by reference of documents was updated to incorporate by reference the 2015 Form 10-K, filed March 1, 2016. All references to the Form 10-K and financial statements were also updated.
2.	The disclosures regarding Excess Withdrawals during the Accumulation Phase and the GAW Phase have been revised for greater clarity.
3.	The disclosure regarding spousal continuation rights has also been revised for greater clarity.
4.	Standard disclosures have been added addressing Cyber Security as well as Unclaimed and Abandoned Property.

At the appropriate time, the Registrant and principal underwriter will submit written requests for acceleration, seeking acceleration of the effectiveness of the Registration Statement to April 29, 2016. Any assistance you can provide to assist us in meeting this request would be very much appreciated.

Please direct any questions to me, and thank you for your time.

Sincerely,

/s/ Brian G. Stallworth
Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company (303) 737-0415